Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                 May 29, 2019




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 8101
            60/40 Strategic Allocation Port. 2Q '19B - Term 7/16/20
            75/25 Strategic Allocation Port. 2Q '19B - Term 7/16/20
               (each, a "Trust," and collectively, the "Trusts")
                     CIK No. 1771148 File No. 333- 231491
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Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

COMMENTS

Schedule of Investments
-----------------------

      1. PLEASE DISCLOSE IN A CORRESPONDENCE FILING HOW THE SCHEDULE OF INVESTMENTS FOR THE TRUSTS WILL DIFFER FROM THAT OF FT 7967.

      Response: The only difference in the Trusts' portfolios of securities from FT 7967 will be the replacement of SNLN (Highland iBoxx Senior Loan ETF) with FLTR (VanEck Vectors Investment Grade Floating Rate ETF).

Fee Table
---------

      2. THE DISCLOSURE ACCOMPANYING THE EXAMPLE STATES THAT THE EXAMPLE ASSUMES THAT AN INVESTOR ROLLS THEIR INVESTMENT INTO THE NEXT AVAILABLE SERIES OF A TRUST EVERY 15 MONTHS WHEN THE CURRENT TRUST TERMINATES. PLEASE DISCLOSE HOW ANY ACCOMPANYING SALES CHARGES INCURRED UPON A ROLLOVER ARE TREATED IN THE EXAMPLE.

      Response: The Trusts note that following disclosure appears in the narrative lead-in to the Example (emphasis added):

      The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, sales charges and expenses stay the
                      ----------------------------------------------------------
      same.
      ----

Risk Factors
------------

      3. IF A TRUST WILL HAVE MATERIAL EXPOSURE TO FLOATING-RATE INSTRUMENTS TIED TO LIBOR, PLEASE ADD DISCLOSURE ON HOW THE POTENTIAL CESSATION OF LIBOR COULD AFFECT THE TRUST'S INVESTMENTS. FOR EXAMPLE, WILL THE TRUST HAVE SIGNIFICANT EXPOSURE TO INSTRUMENTS THAT PAY INTEREST AT FLOATING RATES BASED ON LIBOR THAT DON'T INCLUDE FALL BACK PROVISIONS TO ADDRESS HOW INTEREST RATES WILL BE DETERMINED IF LIBOR STOPS BEING PUBLISHED? IF SO, HOW WILL IT AFFECT THE LIQUIDITY OF THOSE INVESTMENTS AND PLEASE DISCLOSE HOW THE TRANSITION TO A SUCCESSOR RATE COULD IMPACT THE VALUE OF INVESTMENTS THAT REFERENCE LIBOR.

ADDITIONALLY, IF A TRUST WILL HAVE SIGNIFICANT EXPOSURE TO LIBOR LINKED INVESTMENTS, PLEASE ADD DISCLOSURE TO THAT EFFECT.

      Response: The Trusts do not expect to have significant exposure (less than 10%) to LIBOR linked investments; however, the following disclosure will be added to the registration statement in accordance with this comment:

      LIBOR RISK. Certain of the Funds held by the Trusts invest in floating-rate securities that pay interest based on LIBOR. In 2012, regulators in the United States and the United Kingdom alleged that certain banks, including some banks serving on the panel for U.S. dollar LIBOR, engaged in manipulative acts in connection with their submissions to the British Bankers Association. Manipulation of the LIBOR rate-setting process would raise the risk to a Fund of being adversely impacted if a Fund received a payment based upon LIBOR and such manipulation of LIBOR resulted in lower resets than would have occurred had there been no manipulation.

      In 2017, the head of the United Kingdom's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. While some instruments tied to LIBOR may include a replacement rate in the event LIBOR is discontinued, not all instruments have such fallback provisions and the effectiveness of such replacement rates remains uncertain. The potential cessation of LIBOR could affect the value and liquidity of investments tied to LIBOR, especially those that do not include fallback provisions. Due to the uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, the potential effect of a transition away from LIBOR on a Fund or the financial instruments in which the Fund invests cannot yet be determined.

Registration Statement
----------------------

      4. FOR THESE AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      5. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.


      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          _____________________
                                          Daniel J. Fallon